SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2008
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Consolidated Financial Statements

For the year ended March 31, 2008

Sony Corporation

TOKYO, JAPAN

Contents

Management’s Annual Report on Internal Control over Financial Reporting	2
Report of Independent Auditors	3
Consolidated Balance Sheets	4
Consolidated Statements of Income	6
Consolidated Statements of Cash Flows	8
Consolidated Statements of Changes in Stockholders’ Equity	10
Index to Notes to Consolidated Financial Statements	13
Notes to Consolidated Financial Statements	14

Management’s Annual Report on Internal Control over Financial Reporting

Sony's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony's management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2008 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2008.

Our independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on our internal control over financial reporting as of March 31, 2008, presented on page 3.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sony's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on Sony's internal control over financial reporting based on our audits which were integrated audits in the years ended March 31, 2007 and 2008. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, Sony changed its methods of accounting for defined benefit pensions and other postretirement benefits, stock-based compensation and certain hybrid financial instruments during the fiscal year ended March 31, 2007 and its method of accounting for income taxes during the fiscal year ended March 31, 2008.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

June 2, 2008

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

	Yen in millions
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	799,899	1,086,431
Marketable securities	493,315	427,709
Notes and accounts receivable, trade	1,490,452	1,183,620
Allowance for doubtful accounts and sales returns	(120,675)	(93,335)
Inventories	940,875	1,021,595
Deferred income taxes	243,782	237,073
Prepaid expenses and other current assets	699,075	1,146,570
Total current assets	4,546,723	5,009,663

Film costs	308,694	304,243

Investments and advances:
Affiliated companies	448,169	381,188
Securities investments and other	3,440,567	3,954,460
	3,888,736	4,335,648

Property, plant and equipment:
Land	167,493	158,289
Buildings	978,680	903,116
Machinery and equipment	2,479,308	2,483,016
Construction in progress	64,855	55,740
	3,690,336	3,600,161
Less – Accumulated depreciation	2,268,805	2,356,812
	1,421,531	1,243,349

Other assets:
Intangibles, net	233,255	263,490
Goodwill	304,669	304,423
Deferred insurance acquisition costs	394,117	396,819
Deferred income taxes	216,997	198,666
Other	401,640	496,438
	1,550,678	1,659,836

Total assets:	11,716,362	12,552,739

(Continued on following page.)

Consolidated Balance Sheets

	Yen in millions
	2007	2008
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	52,291	63,224
Current portion of long-term debt	43,170	291,879
Notes and accounts payable, trade	1,179,694	920,920
Accounts payable, other and accrued expenses	968,757	896,598
Accrued income and other taxes	70,286	200,803
Deposits from customers in the banking business	752,367	1,144,399
Other	485,287	505,544
Total current liabilities	3,551,852	4,023,367

Long-term debt	1,001,005	729,059
Accrued pension and severance costs	173,474	231,237
Deferred income taxes	261,102	268,600
Future insurance policy benefits and other	3,037,666	3,298,506
Other	281,589	260,032
Total liabilities:	8,306,688	8,810,801

Minority interest in consolidated subsidiaries	38,970	276,849

Stockholders’ equity: Common stock, no par value – 2007–Authorized 3,600,000,000 shares, outstanding 1,002,897,264 shares 2008–Authorized 3,600,000,000 shares, outstanding 1,004,443,364 shares	626,907	630,576
Additional paid-in capital	1,143,423	1,151,447
Retained earnings	1,719,506	2,059,361
Accumulated other comprehensive income –
Unrealized gains on securities	86,096	70,929
Unrealized losses on derivative instruments	(1,075)	(3,371)
Pension liability adjustment	(71,459)	(97,562)
Foreign currency translation adjustments	(129,055)	(341,523)
	(115,493)	(371,527)
Treasury stock, at cost
Common stock 2007– 834,859 shares 2008–1,015,596 shares	(3,639)	(4,768)
	3,370,704	3,465,089

Commitments and contingent liabilities
Total liabilities and stockholders’ equity:	11,716,362	12,552,739

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	2006	2007	2008
Sales and operating revenue:
Net sales	6,692,776	7,567,359	8,201,839
Financial service revenue	720,566	624,282	553,216
Other operating revenue	97,255	104,054	116,359
	7,510,597	8,295,695	8,871,414
Costs and expenses:
Cost of sales	5,151,397	5,889,601	6,290,022
Selling, general and administrative	1,527,036	1,788,427	1,714,445
Financial service expenses	531,809	540,097	530,306
(Gain) loss on sale, disposal or impairment of assets, net	73,939	5,820	(37,841)
	7,284,181	8,223,945	8,496,932
Operating income	226,416	71,750	374,482
Other income:
Interest and dividends	24,937	28,240	34,272
Foreign exchange gain, net	-	-	5,571
Gain on sale of securities investments, net	9,645	14,695	5,504
Gain on change in interest in subsidiaries and equity investees	60,834	31,509	82,055
Other	23,039	20,738	22,045
	118,455	95,182	149,447
Other expenses:
Interest	28,996	27,278	22,931
Loss on devaluation of securities investments	3,878	1,308	13,087
Foreign exchange loss, net	3,065	18,835	-
Other	22,603	17,474	21,594
	58,542	64,895	57,612
Income before income taxes	286,329	102,037	466,317
Income taxes:
Current	96,400	67,081	183,438
Deferred	80,115	(13,193)	20,040
	176,515	53,888	203,478
Income before minority interest and equity in net income of affiliated companies	109,814	48,149	262,839
Minority interest in income (loss) of consolidated subsidiaries	(626)	475	(5,779)
Equity in net income of affiliated companies	13,176	78,654	100,817
Net income	123,616	126,328	369,435

(Continued on following page.)

Consolidated Statements of Income

	Yen
	2006	2007	2008
Per share data:
Common stock
Net income
– Basic	122.58	126.15	368.33
– Diluted	116.88	120.29	351.10

Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	2006	2007	2008
Cash flows from operating activities:
Net income	123,616	126,328	369,435
Adjustments to reconcile net income to net cash
provided by operating activities –
Depreciation and amortization, including amortization
of deferred insurance acquisition costs	381,843	400,009	428,010
Amortization of film costs	286,655	368,382	305,468
Stock-based compensation expense	150	3,838	4,130
Accrual for pension and severance costs, less payments	(7,563)	(22,759)	(17,589)
Gain on the transfer to the Japanese Government of the substitutional portion of employee pension fund, net	(73,472)	-	-
(Gain) loss on sale, disposal or impairment of assets, net	73,939	5,820	(37,841)
(Gain) loss on sale or devaluation of securities investments, net	(5,767)	(13,387)	7,583
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(44,986)	(11,857)	56,543
Gain on change in interest in subsidiaries and equity investees	(60,834)	(31,509)	(82,055)
Deferred income taxes	80,115	(13,193)	20,040
Equity in net (income) losses of affiliated companies, net of dividends	9,794	(68,179)	(13,527)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	17,464	(357,891)	185,651
Increase in inventories	(164,772)	(119,202)	(140,725)
Increase in film costs	(339,697)	(320,079)	(353,343)
Increase (decrease) in notes and accounts payable, trade	(9,078)	362,079	(235,459)
Increase (decrease) in accrued income and other taxes	29,009	(14,396)	138,872
Increase in future insurance policy benefits and other	143,122	172,498	166,356
Increase in deferred insurance acquisition costs	(51,520)	(61,563)	(62,951)
(Increase) decrease in marketable securities held in the
financial service business for trading purpose	(35,346)	31,732	(57,271)
Increase in other current assets	(8,792)	(35,133)	(24,312)
Increase in other current liabilities	105,865	73,222	51,838
Other	(49,887)	86,268	48,831
Net cash provided by operating activities	399,858	561,028	757,684

(Continued on following page.)

Consolidated Statements of Cash Flows

	Yen in millions
	2006	2007	2008
Cash flows from investing activities:
Payments for purchases of fixed assets	(462,473)	(527,515)	(474,552)
Proceeds from sales of fixed assets	38,168	87,319	144,741
Payments for investments and advances by financial service business
business	(1,368,158)	(914,754)	(2,283,491)
Payments for investments and advances (other than
financial service business)	(36,947)	(100,152)	(103,082)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	857,376	679,772	1,441,496
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	24,527	22,828	51,947
Proceeds from sales of subsidiaries’ and equity investees’ stocks	75,897	43,157	307,133
Other	346	(6,085)	5,366
Net cash used in investing activities	(871,264)	(715,430)	(910,442)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	246,326	270,780	31,093
Payments of long-term debt	(138,773)	(182,374)	(34,701)
Increase (decrease) in short-term borrowings, net	(11,045)	6,096	15,838
Increase in deposits from customers in the financial service business, net	190,320	273,435	485,965
Increase (decrease) in call money and bills sold in the banking business, net	86,100	(100,700)	-
Dividends paid	(24,810)	(25,052)	(25,098)
Proceeds from the issuance of shares under stock-based compensation plans	4,681	5,566	7,484
Proceeds from the issuance of shares by subsidiaries	6,937	2,217	28,943
Other	128	(2,065)	(4,006)
Net cash provided by financing activities	359,864	247,903	505,518
Effect of exchange rate changes on cash and cash equivalents	35,537	3,300	(66,228)
Net increase (decrease) in cash and cash equivalents	(76,005)	96,801	286,532
Cash and cash equivalents at beginning of the fiscal year	779,103	703,098	799,899
Cash and cash equivalents at end of the fiscal year	703,098	799,899	1,086,431

Supplemental data:
Cash paid during the fiscal year for –
Income taxes	70,019	104,822	126,339
Interest	24,651	23,000	18,817
Non-cash investing and financing activities –
Obtaining assets by entering into capital lease	19,682	13,784	7,017

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders’ Equity

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total
Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338
Exercise of stock acquisition rights		931	932				1,863
Conversion of convertible bonds		1,484	1,484				2,968
Conversion of subsidiary tracking stock	(3,917)	3,917					-

Comprehensive income:
Net income				123,616			123,616
Other comprehensive income, net of tax –
Unrealized gains on securities:
Unrealized holding gains (losses) arising
during the period					79,630		79,630
Less : Reclassification adjustment
included in net income					(41,495)		(41,495)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising
during the period					7,865		7,865
Less : Reclassification adjustment
included in net income					(7,424)		(7,424)
Minimum pension liability adjustment					50,206		50,206
Foreign currency translation adjustments
Translation adjustments arising during the period					140,473		140,473
Less : Reclassification adjustment
included in net income					(17)		(17)
Total comprehensive income							352,854

Stock issue costs, net of tax				(780)			(780)
Dividends declared				(24,968)			(24,968)
Purchase of treasury stock						(394)	(394)
Reissuance of treasury stock				(1,296)		3,267	1,971
Balance at March 31, 2006	-	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total
Balance at March 31, 2006	-	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852
Exercise of stock acquisition rights		2,175	2,175				4,350
Conversion of convertible bonds		608	608				1,216
Stock based compensation			3,993				3,993

Comprehensive income:
Net income				126,328			126,328
Cumulative effect of an accounting change, net of tax				(3,785)			(3,785)
Other comprehensive income, net of tax –
Unrealized gains on securities:
Unrealized holding gains (losses) arising
during the period					6,963		6,963
Less : Reclassification adjustment
included in net income					(21,671)		(21,671)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising
during the period					6,907		6,907
Less : Reclassification adjustment
included in net income					(5,933)		(5,933)
Minimum pension liability adjustment					(2,754)		(2,754)
Foreign currency translation adjustments
Translation adjustments arising during the period					86,313		86,313
Total comprehensive income							192,368

Stock issue costs, net of tax				(22)			(22)
Dividends declared				(25,042)			(25,042)
Purchase of treasury stock						(558)	(558)
Reissuance of treasury stock			9			46	55
Adoption of FAS No.158, net of tax					(9,508)		(9,508)
Other				19,373	(19,373)		-
Balance at March 31, 2007	-	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total
Balance at March 31, 2007	-	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704
Exercise of stock acquisition rights		3,538	3,685				7,223
Conversion of convertible bonds		131	131				262
Stock based compensation			4,192				4,192

Comprehensive income:
Net income				369,435			369,435
Cumulative effect of an accounting change, net of tax				(4,452)			(4,452)
Other comprehensive income, net of tax –
Unrealized gains on securities:
Unrealized holding gains (losses) arising
during the period					3,043		3,043
Less : Reclassification adjustment
included in net income					(18,210)		(18,210)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising
during the period					(1,807)		(1,807)
Less : Reclassification adjustment
included in net income					(489)		(489)
Pension liability adjustment					(26,103)		(26,103)
Foreign currency translation adjustments
Translation adjustments arising during the period					(213,160)		(213,160)
Less : Reclassification adjustment
included in net income					692		692
Total comprehensive income							108,949

Stock issue costs, net of tax				(48)			(48)
Dividends declared				(25,080)			(25,080)
Purchase of treasury stock						(1,231)	(1,231)
Reissuance of treasury stock			16			102	118
Balance at March 31, 2008	-	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television products. Sony is also engaged in various financial service businesses, including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, a network service business, an animation production and marketing business, and an advertising agency business in Japan.

2. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books.

(1) Newly adopted accounting pronouncements:

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts -

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards (“FAS”) No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments.” Sony adopted SOP 05-1 on April 1, 2007. The adoption of SOP 05-1 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Servicing of Financial Assets -

In March 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140.” This statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. Sony adopted FAS No. 156 on April 1, 2007. The adoption of FAS No. 156 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Uncertainty in Income Taxes -

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective April 1, 2007, Sony adopted the provision of FIN No. 48. As a result of the adoption, a charge against beginning retained earnings totaling 4,452 million yen was recorded. As of April 1, 2007, the total unrecognized tax benefits were 223,857 million yen, of which 129,632 million yen, if recognized, would affect Sony’s effective tax rate.

How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement -

In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.” EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. Sony adopted EITF Issue No. 06-3 on April 1, 2007. The adoption of EITF Issue No. 06-3 did not have a material impact on Sony’s results of operations.

(2) Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony may have virtually no influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such entities, after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other–than-temporary, the investment is written down to its fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity's ability to continue in existence is in question), the transaction is accounted for as a capital transaction.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

     Receivables and payables denominated in foreign currencies are translated at appropriate year-end exchange rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes.

Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Equity securities in non-public companies -

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Inventories -

Inventories in the Electronics and Game segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in the Electronics segment which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Film costs -

Film costs related to theatrical and television products (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from 15 to 50 years for buildings and from 2 to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis.

Intangible assets with finite lives that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis, generally, over 10 to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis, generally, over 3 to 8 years.

Computer software to be sold -

Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.

In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years.

In the Game segment, technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage.

At each balance sheet date, Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received for extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality and withdrawals. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying value of the assets and its estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included in the current period earnings.

Stock-based compensation -

With the adoption of FAS No. 123 (revised 2004), “Share-Based Payment”(“FAS No. 123(R)”) , effective April 1, 2006, Sony accounts for stock-based compensation using the fair value based method. The stock-based compensation expense for the fiscal year ended March 31, 2007 and 2008 was 3,838 million yen and 4,130 million yen, respectively. The expense is mainly included in selling, general and administrative expenses. The income tax benefit related to the stock-based compensation expense for the fiscal year ended March 31, 2007 and 2008 was 790 million yen and 952 million yen, respectively. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R) and therefore has not restated the results for prior periods. Under this transition method, stock-based compensation expense for the fiscal year ended March 31, 2007 and 2008 included the expense for all stock acquisition rights granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of FAS No. 123, “Accounting for Stock-Based Compensation”. Stock-based compensation expense for all stock acquisition rights granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with FAS No. 123(R). The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years. Sony estimated the forfeiture rate for the fiscal year ended March 31, 2007 and 2008, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Prior to the adoption of FAS No. 123(R), Sony had applied APB No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and followed the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123”. As prescribed by APB No. 25, Sony had accounted for stock-option compensation using the intrinsic value method. Compensation expense for the year ended March 31, 2006 was not significant as the exercise prices for the stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant.

The following table reflects the effects on net income and net income per share (“EPS”) allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123 to its stock-based compensation. See Note 16 for detailed assumptions.

Yen in millions
Fiscal year ended March 31
2006
Net income allocated to common stock:
As reported	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(4,182)

Pro forma	118,126

Yen
Fiscal year ended March 31
2006
Net income allocated to common stock:
-Basic EPS:
As reported	122.58
Pro forma	118.39
-Diluted EPS:
As reported	116.88
Pro forma	112.91

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Company Law, a stock dividend can be affected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Company Law prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

Revenues from electronics and game sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer.

Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred. In instances where the software products’ on-line features or additional functionality is considered a substantive deliverable in addition to the software product, revenue and costs of sales are recognized ratably over an estimated service period, which is estimated to be six months.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of DVDs and Blu-ray discs, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Consideration given to a customer or a reseller -

In accordance with the Emerging Issue Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2006, 2007 and 2008, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 29,489 million yen, 31,933 million yen and 37,018 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to theatrical and television products.

Research and development costs -

Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses.

General and administrative expenses include operating items such as officer's salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Selling, general and administrative expenses are expensed as incurred.

Financial service expenses -

Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under SOP 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony's distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity methods. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases computed in accordance with FIN No. 48 of assets and liabilities. Sony records valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results and future earning plans along with tax planning strategies for each tax jurisdiction. Sony accounts for uncertain tax positions in accordance with FIN No. 48. Accordingly, Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to unrecognized tax benefits as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between tax jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is highly judgmental. Sony assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between tax jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly on an annual basis.

Net income per share -

Basic net income per share is computed based on the weighted-average number of shares of common stock outstanding during each period.

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly-owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders had no direct rights in the equity or assets of SCN or the assets of Sony Corporation. SCN subsequently changed its name to So-net Entertainment Corporation (“So-net”) in October 2006. On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to 3,452,808 shares of Sony common stock on December 1, 2005.

Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128, “Earnings per Share.” As the holders of the subsidiary tracking stock had the right to participate in earnings, together with common stockholders, under this method, basic net income per share for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. The earnings allocated to the common stock were calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

The earnings allocated to common stock for the fiscal year ended March 31, 2006 were calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005.

The computation of diluted net income per share reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments regardless of whether the conditions to exercise the conversion rights have been met.

(3) Recent Pronouncements:

Fair Value Measurements -

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS No. 157 will be effective for Sony beginning April 1, 2008. In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No.157”. FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157. FSP FAS 157-2 partially delays the effective date of FAS No. 157 for one year for certain nonfinancial assets and liabilities. The adoption of FAS No. 157 as it relates to financial assets and liabilities is not expected to have a material impact on Sony’s consolidated results of operations and financial positon. Sony is currently evaluating the impact for nonfinancial assets and liabilities.

Fair Value Option for Financial Assets and Financial Liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. FAS No. 159 is required to be adopted by Sony in the first quarter beginning April 1, 2008. The adoption of FAS No. 159 is not expected to have a material impact on Sony’s consolidated results of operations and financial position. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

Business Combinations -

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations,” which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. Sony will adopt FAS No. 141(R) as of April 1, 2009, and its effects on future periods will depend on the nature and significance of any acquisitions subject to FAS No. 141(R).

Noncontrolling Interests in Consolidated Financial Statements -

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” FAS No. 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of FAS No. 160, Sony will adopt the statement as of April 1, 2009, via retrospective application of the presentation and disclosure requirements. Sony is currently evaluating the impact of adopting FAS No. 160.

Disclosures about Derivative Instruments and Hedging Activities -

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” FAS No. 161 amends and expands the disclosures required by FAS No. 133 to provide more information about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Sony is currently evaluating the additional disclosures required by FAS No. 161.

The Hierarchy of Generally Accepted Accounting Principles -

In May 2008, the FASB issued FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles.

      FAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411. Sony is currently evaluating the impact of adopting FAS No. 162.

Financial Guarantee Insurance Contracts -

In May 2008, the FASB issued FAS No. 163, “Accounting for Financial Guarantee Insurance Contracts.” FAS No. 163 clarifies how FAS No. 60, “Accounting and Reporting by Insurance Enterprises”, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. FAS No. 163 will be effective for Sony as of April 1, 2009, except for disclosures about the insurance enterprise’s risk-management activities. Disclosures about the insurance enterprise’s risk-management activities will be effective the first period beginning after issuance of FAS No. 163. Sony is currently evaluating the impact of adopting FAS No. 163.

(4) Reclassifications:

Certain reclassifications of the financial statements for the fiscal years ended March 31, 2006 and 2007 have been made to conform to the presentation for the fiscal year ended March 31, 2008.

3. Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Finished products	649,848	687,095
Work in process	123,539	119,656
Raw materials, purchased components and supplies	167,488	214,844

	940,875	1,021,595

4. Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Theatrical:
Released (including acquired film libraries)	150,396	130,280
Completed not released	16,255	5,369
In production and development	93,584	133,829
Television licensing:
Released (including acquired film libraries)	48,313	33,113
In production and development	146	1,652

	308,694	304,243

Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2008 will be amortized within the next three years. Approximately 84 billion yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2008, unamortized acquired film libraries of approximately 4 billion yen are expected to be amortized on a straight-line basis over an average remaining life of 2 years. Approximately 112 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5. Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Significant investments at March 31, 2008 of this nature include, but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (“Sony Ericsson”) (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), and S-LCD Corporation (“S-LCD”) (50% minus 1 share).

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2007
	Sony Ericsson	S-LCD	SONY BMG	MGM Holdings	Others	Total
Current assets	786,805	113,977	211,910	79,042	236,493	1,428,227
Noncurrent assets	72,904	347,505	220,483	595,496	99,911	1,336,299
Total assets	859,709	461,482	432,393	674,538	336,404	2,764,526
Current liabilities	527,660	66,357	267,671	130,252	186,359	1,178,299
Long-term liabilities	12,161	17,875	63,811	549,402	25,005	668,254
Stockholders’ equity	319,888	377,250	100,911	(5,116)	125,040	917,973

Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%

Equity investment and undistributed
earnings (losses) of affiliated companies,
before consolidating and reconciling
adjustments	159,944	188,625	50,456	(2,302)

Consolidation and reconciling adjustments:
Advances	0	0	16,210	0
Other	0	0	(35,909)	2,302

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	159,944	188,625	30,757	0	68,843	448,169

	Yen in millions
	March 31, 2008
	Sony Ericsson	S-LCD	SONY BMG	Others	Total
Current assets	676,077	139,040	224,474	307,149	1,346,740
Noncurrent assets	93,969	314,133	187,097	556,524	1,151,723
Total assets	770,046	453,173	411,571	863,673	2,498,463
Current liabilities	491,740	70,079	260,324	230,210	1,052,353
Long-term liabilities	14,838	23,224	36,663	602,040	676,765
Stockholders’ equity	263,468	359,870	114,584	31,423	769,345

Percentage of ownership in equity investees	50%	50%	50%	20%-50%

Equity investment and undistributed
earnings of affiliated companies,
before consolidating and reconciling
adjustments	131,734	179,935	57,292

Consolidation and reconciling adjustments:
Advances	0	0	158
Other	0	0	(30,193)

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	131,734	179,935	27,257	42,262	381,188

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2006
	Sony Ericsson	S-LCD	SONY BMG	MGM Holdings	Others	Total
Net revenues	1,086,869	323,295	483,495	146,021	317,492	2,357,172
Gross profit	294,408	(3,172)	262,601	55,749	58,640	668,226
Other expenses, net	213,740	11,158	244,205	92,288
Income (loss) before income taxes	80,668	(14,330)	18,396	(36,539)
Income tax (expense) benefit	(18,395)	0	(6,054)	(993)
Minority interest (expense) benefit	(4,294)	0	(682)	0
Net income (loss)	57,979	(14,330)	11,660	(37,532)	15,205	32,982

Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments
	28,989	(7,165)	5,830	(16,890)
Consolidation and reconciling adjustments:
Other	0	0	0	0

Equity in net income (loss) of affiliated companies	28,989	(7,165)	5,830	(16,890)	2,412	13,176

	Yen in millions
	Fiscal year ended March 31, 2007
	Sony Ericsson	S-LCD	SONY BMG	MGM Holdings	Others	Total
Net revenues	1,766,855	457,635	475,839	126,694	461,189	3,288,212
Gross profit	526,744	30,030	243,139	15,257	79,062	894,232
Other expenses, net	301,730	17,188	227,183	78,810
Income (loss) before income taxes	225,014	12,842	15,956	(63,553)
Income tax (expense) benefit	(49,433)	0	(5,036)	7,321
Minority interest (expense) benefit	(4,978)	0	(864)	0
Net income (loss)	170,603	12,842	10,056	(56,232)	11,226	148,495

Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments	85,301	6,421	5,028	(25,304)

Consolidation and reconciling adjustments:
Other	(16)	(1,375)	0	6,386

Equity in net income (loss) of affiliated companies	85,285	5,046	5,028	(18,918)	2,213	78,654

	Yen in millions
	Fiscal year ended March 31, 2008
	Sony Ericsson	S-LCD	SONY BMG	Others	Total
Net revenues	2,031,078	670,745	445,697	615,240	3,762,760
Gross profit	617,685	46,464	229,451	132,591	1,026,191
Other expenses, net	392,443	28,148	200,436
Income before income taxes	225,242	18,316	29,015
Income tax (expense) benefit	(60,935)	(520)	(8,725)
Minority interest (expense) benefit	(4,917)	0	(272)
Net income (loss)	159,390	17,796	20,018	(44,387)	152,817

Percentage of ownership in equity investees	50%	50%	50%	20%-50%

Equity in net income of affiliated
companies, before consolidating and
reconciling adjustments	79,695	8,898	10,009

Consolidation and reconciling adjustments:
Other	(214)	(1,479)	0

Equity in net income of affiliated companies	79,481	7,419	10,009	3,908	100,817

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method. Sony Ericsson purchases several key components such as camera modules, memory, batteries and LCD panels from Sony. Sony received a return of capital of 17,353 million yen from Sony Ericsson during the fiscal year ended March 31, 2008. Sony received a dividend of 44,194 million yen in May 2007 and 37,045 million yen in March 2008 from Sony Ericsson.

S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. Sony invested 63,512 million yen and 25,992 million yen in S-LCD during the fiscal years ended March 31, 2007 and 2008, respectively. S-LCD is strategic to Sony’s television business as it provides a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions.

As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a 50/50 joint venture known as SONY BMG. As a result, the operations of the recorded music business, except for the recorded music business in Japan, are accounted for under the equity method. Sony BMG is engaged in the development, production and distribution of recorded music, in all commercial formats and musical genres. Sony views the recorded music business as a key element of its Sony convergence strategy of hardware (such as stereo players and Walkmans) with content offerings.

On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM. Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for a total purchase price of approximately 5.0 billion U.S. dollars. MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company, headquartered in Los Angeles, California, and is focused on new film production and distribution activities. As part of the acquisition, SCA invested 257 million U.S. dollars for 20% of the total equity capital, which includes both common stock and a significant amount of non-voting preferred stock with detachable common stock warrants. Although Sony owns 20% of MGM’s total equity, on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, recorded 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM nor has it otherwise committed to provide further financial support to MGM, Sony did not record its share of MGM’s net losses during the year-ended March 31, 2008.

Sony’s proportionate share in the underlying net assets of the investees exceeded the carrying value of investments in affiliated companies by 40,534 million yen and 11,361 million yen at March 31, 2007 and 2008, respectively. These differences primarily relate to the differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG in August 2004. The contribution of assets to SONY BMG was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of SONY BMG resulted in goodwill comprising a significant portion of the assets contributed to SONY BMG by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in SONY BMG is below its 50% share of the underlying assets of SONY BMG. Since the contributions for both Sony and Bertelsmann AG were recorded at historical book value by SONY BMG, there is a basis difference attributable to non-depreciable assets which are not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relate to unamortizable goodwill.

Affiliated companies accounted for under the equity method with an aggregate carrying value of 5,587 million yen and 6,931 million yen at March 31, 2007 and 2008, were quoted on established markets at an aggregate value of 36,701 million yen and 58,460 million yen, respectively.

The number of affiliated companies accounted for under the equity method at March 31, 2007 and 2008 were 62 and 63, respectively.

     Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2007	2008

Accounts receivable, trade	45,617	37,037

Advances	20,740	1,649

Accounts payable, trade	51,894	54,680

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Sales	234,636	299,487	266,303

Purchases	282,071	463,578	542,075

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2006, 2007 and 2008 were 22,970 million yen, 10,475 million yen and 87,290 million yen, respectively.

6. Transfer of financial assets

Sony set up several accounts receivable sales programs whereby Sony can sell up to 50,000 million yen of eligible trade accounts receivable. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2007 and 2008 were 152,519 million yen and 181,412 million yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

During the fiscal year ended March 31, 2008, a subsidiary of the Financial services segment set up several receivables sales programs whereby the subsidiary can sell up to 18,000 million yen of eligible receivables. Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, since the subsidiary has relinquished control of the receivables. Total receivables sold during the fiscal year ended March 31, 2008 was 113,755 million yen. Losses from these transactions were insignificant. Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

7. Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2007				March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities	2,517,849	23,716	(8,903)	2,532,662	3,052,096	78,723	(13,092)	3,117,727
Equity securities	281,012	128,888	(7,332)	402,568	239,551	75,316	(19,555)	295,312

Held-to-maturity
Securities	36,035	165	(127)	36,073	57,840	773	(34)	58,579

Total	2,834,896	152,769	(16,362)	2,971,303	3,349,487	154,812	(32,681)	3,471,618

At March 31, 2008, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.

Proceeds from sales of available-for-sale securities were 524,268 million yen, 374,612 million yen and 1,296,797 million yen for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. On those sales, gross realized gains computed on the average cost basis were 68,096 million yen, 38,448 million yen and 36,832 million yen and gross realized losses were 3,143 million yen, 4,031 million yen and 8,418 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2007 and 2008 were 376,541 million yen and 349,290 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2007 and 2008, totaled 64,894 million yen and 62,138 million yen, respectively. Non-public equity investments are valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

With respect to trading securities, primarily in the life insurance business, Sony recorded net unrealized gains of 45,092 million yen and 11,550 million yen for the fiscal years ended March 31, 2006 and 2007, respectively, and net unrealized losses of 57,003 million yen for the fiscal year ended March 31, 2008. Changes in the fair value of trading securities are recognized in Financial service revenue in the consolidated statements of income.

The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2008.

	Yen in millions
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Available-for-sale:
Debt securities	657,501	(6,544)	105,021	(6,548)	762,522	(13,092)
Equity securities	90,378	(18,016)	5,927	(1,539)	96,305	(19,555)

Held-to-maturity
Securities	5,347	(34)	-	-	5,347	(34)

Total	753,226	(24,594)	110,948	(8,087)	864,174	(32,681)

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary. For the fiscal years ended March 31, 2006, 2007 and 2008, total impairment losses were 4,029 million yen, 7,413 million yen and 37,117 million yen, respectively.

At March 31, 2008, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8. Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees' residential facilities and other assets. Certain of these leases have renewal and purchase options.

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2007	2008

Land	80	68
Buildings	1,859	1,669
Machinery, equipment, film costs, and others	50,506	52,941
Accumulated depreciation and amortization	(13,675)	(11,704)

	38,770	42,974

Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions. Film costs under capital leases at March 31, 2007 and 2008, included in the table above, were 23,490 million yen and 32,991 million yen, respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2008:

Yen in millions

Fiscal year ending March 31:
2009	11,571
2010	9,155
2011	6,716
2012	5,081
2013	4,347
Later years	31,184
Total minimum lease payments	68,054
Less - Amount representing interest	16,165
Present value of net minimum lease payments	51,889
Less - Current obligations	9,328

Long-term capital lease obligations	42,561

Total minimum capital lease payments have not been reduced by minimum sublease income of 8,877 million yen due in the future under noncancelable subleases.

Minimum rental expenses under operating leases for the fiscal years ended March 31, 2006, 2007 and 2008 were 80,014 million yen, 85,598 million yen and 87,040 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2006, 2007 and 2008 were 1,350 million yen, 2,689 million yen and 1,718 million yen, respectively.

The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2008 were 6,147 million yen. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2008 are as follows:

Yen in millions

Fiscal year ending March 31:
2009	42,736
2010	33,401
2011	24,349
2012	15,878
2013	13,217
Later years	59,732

Total minimum future rentals	189,313

9. Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2008 totaled 91,456 million yen, which are subject to amortization and primarily consist of acquired patent rights of 8,840 million yen and software to be sold, leased or otherwise marketed of 23,382 million yen and music catalogs of 43,485 million yen. The weighted average amortization period for acquired patent rights, software to be sold, leased or otherwise marketed and music catalogs is 7 years, 3 years and 31 years, respectively.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2007		March 31, 2008
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Artist contracts	15,218	(13,019)	15,218	(13,820)
Music catalog	79,930	(27,669)	106,587	(28,001)
Acquired patent rights	84,482	(37,173)	93,000	(48,503)
Software to be sold, leased or otherwise marketed	42,028	(21,435)	48,186	(23,529)
Other	57,022	(26,287)	65,700	(32,221)
Total	278,680	(125,583)	328,691	(146,074)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2006, 2007 and 2008 was 28,390 million yen, 33,168 million yen and 39,138 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions

Fiscal year ending March 31,
2009	45,130
2010	38,635
2011	25,613
2012	8,248
2013	7,736

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Trademarks	58,212	58,595
Distribution agreement	18,834	18,834
Other	3,112	3,444
	80,158	80,873

The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2007 and 2008 are as follows:

	Yen in millions
	Electronics	Game	Pictures	Financial Services	All Other	Total

Balance at March 31, 2006	76,363	116,264	85,912	977	19,508	299,024

Goodwill acquired during year	371	301	8,595	698	1,068	11,033
Impairment losses	(5,620)	-	-	-	(237)	(5,857)
Other *	155	80	(321)	-	555	469
Balance at March 31, 2007	71,269	116,645	94,186	1,675	20,894	304,669

Goodwill acquired during year	3,813	6,634	1,928	1,337	8,635	22,347
Impairment losses	-	-	-	-	(12)	(12)
Other *	(2,274)	(447)	(15,602)	8	(4,266)	(22,581)
Balance at March 31, 2008	72,808	122,832	80,512	3,020	25,251	304,423

*Other primarily consists of translation adjustments.

As described in Note 2, Sony performs an annual impairment test for goodwill. During the fiscal year ended March 31, 2007, Sony recorded impairment losses of 5,620 million yen in reporting units in the Electronics segment, of which 5,320 million yen was related to the CRT TV business which was downsized in the U.S., and an impairment loss of 237 million yen in a reporting unit included in All Other. The impairment charges reflected the overall decline in the fair value of the reporting units. The fair values of the reporting units were estimated principally using the expected present value of future cash flows.

10. Insurance-related accounts

Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

(1) Insurance policies:

Life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2006, 2007 and 2008 were 453,496 million yen, 481,764 million yen and 506,801 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2006, 2007 and 2008 were 42,743 million yen, 48,937 million yen and 53,035 million yen, respectively.

(2) Deferred insurance acquisition costs:

Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2006, 2007 and 2008 amounted to 42,933 million yen, 51,027 million yen and 59,932 million yen, respectively.

(3) Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity and withdrawals. Future policy benefits are computed using interest rates ranging from 1.00% to 4.90%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2007 and 2008, future insurance policy benefits amounted to 2,085,715 million yen and 2,286,868 million yen, respectively.

11. Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Unsecured loans:
with a weighted-average interest rate of 4.14% with a weighted-average interest rate of 3.43%	42,291
		53,224
Secured call money:
with a weighted-average interest rate of 0.21%	10,000
with a weighted-average interest rate of 0.57%		10,000

	52,291	63,224

At March 31, 2008, securities investments with a book value of 7,100 million yen and marketable securities with a book value of 3,100 million yen were pledged as collateral for call money by Sony’s Japanese bank subsidiary.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2007	2008

Unsecured loans, representing obligations principally to banks:
Due 2007 to 2018, with interest rates ranging from 0.51% to 5.89% per annum	374,091
Due 2008 to 2018, with interest rates ranging from 0.93% to 5.89% per annum		370,038
Unsecured zero coupon convertible bonds, due 2008, convertible currently at 5,605 yen for one common share, redeemable before due date	250,000	250,000
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	-
Unsecured 0.9% bonds, due 2007 with detachable warrants	150	-
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,997	39,998
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,990	49,993
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,993	49,995
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,998	49,998
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,985	39,987
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,997	34,998
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,982	29,985
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,993	24,994
Unsecured 1.99% bonds, due 2007	15,000	-
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2007 to 2020 with interest rates ranging from 1.50% to 17.57% per annum	49,403
Due 2008 to 2021 with interest rates ranging from 2.40% to 15.00% per annum		51,889
Guarantee deposits received	23,396	24,163
	1,044,175	1,020,938
Less - Portion due within one year	43,170	291,879

	1,001,005	729,059

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Fiscal year ending March 31	Yen in millions

2009	291,879
2010	169,456
2011	214,494
2012	72,660
2013	82,038

At March 31, 2008, Sony had unused committed lines of credit amounting to 624,331 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2008, Sony has Commercial Paper Programs, the size of which was 1,201,330 million yen. There was no commercial paper outstanding at March 31, 2008. Under those programs, Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 500,950 million yen. There were no Medium Term Notes outstanding at March 31, 2008.

12. Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by Sony’s Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2007 and 2008, the balance of time deposits issued in amounts of 10 million yen or more were 116,220 million yen and 223,817 million yen, respectively.

At March 31, 2008, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions

2010	28,843
2011	16,324
2012	5,624
2013	4,849
2014	169
Later years	8,879
Total	64,688

13. Financial instruments

(1) Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or hedging arrangements. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes, except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and interest rate future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for pursuant to FAS No. 133 as described below.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements.

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.

For the fiscal years ended March 31, 2006, 2007 and 2008, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2006, 2007 and 2008, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2008, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 3,371 million yen. Within the next twelve months, 1,392 million yen is expected to be reclassified from equity into earnings as a loss.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include interest rate and currency swap agreements, interest rate and bond future contracts and other derivatives. Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in the functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts. In January, 2007, certain derivatives that had been previously designated as cash flow hedges in accordance with FAS No. 133, were no longer designated as cash flow hedges and, accordingly, changes in the fair value of those derivatives were recognized into income after January, 2007.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts and foreign currency option contracts held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate and currency swap agreements

Sony enters into interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities. Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.

Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue. Interest rate and currency swap agreements held by certain subsidiaries in the Financial Services segment are also marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Credit default swap agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Interest rate and bond future contracts

Certain subsidiaries in the Financial Services segment have interest rate and bond future contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Bond option contracts

Certain subsidiaries in the Financial Services segment had bond option contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

(2) Fair value of financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade, investment contracts included in policyholders’ account in the life insurance business and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 7.

	Yen in millions
	March 31, 2007			March 31, 2008
	Notional amount	Carrying amount	Estimated fair value	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	-	(1,044,175)	(1,075,359)	-	(1,020,938)	(1,024,879)
Foreign exchange forward contracts	1,768,609	(291)	(291)	2,019,809	18,133	18,133
Currency option contracts purchased	287,833	2,404	2,404	215,693	5,501	5,501
Currency option contracts written	67,180	(462)	(462)	25,874	(503)	(503)
Interest rate swap agreements	272,608	(1,512)	(1,512)	229,766	(5,155)	(5,155)
Interest rate and currency swap agreements	8,718	(816)	(816)	4,146	(563)	(563)
Credit default swap agreements	-	-	-	16,789	630	630
Interest rate future contracts	115,291	9	9	380,000	(103)	(103)
Bond future contracts	6,993	1	1	8,854	(141)	(141)
Bond option contracts written	49,964	130	130	-	-	-

The following are explanatory notes regarding the estimation method of fair values in the above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts, foreign currency option contracts, interest rate future contracts and bond future contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of bond option contracts and credit default swap agreements were based on the price obtained from brokers. The fair values of the embedded derivatives were evaluated as hybrid financial instruments without bifurcating them and the information of those transactions are disclosed in Note 7 as debt securities.

14. Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Sony Corporation and most of its subsidiaries in Japan had contributory funded defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, which consisted of a substitutional portion of the governmental welfare pension program and an additional portion which was established at the discretion of each employer. In June, 2001, the Japanese Government issued the Defined Benefit Corporate Pension Plan Act, which permitted each employer and employees’ pension fund plan to separate the substitutional portion from its employees’ pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. On September 20, 2005, the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets were transferred to the government. As a result of the transfer to the government of the substitutional portion, as of March 31, 2006, Sony Corporation and most of its subsidiaries in Japan maintain funded defined benefit plans, which were established by succeeding the additional portion established at the discretion of each employer, pursuant to the Defined Benefit Corporate Pension Plan Act..

EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government as the culmination of a series of steps in a single settlement transaction. For the fiscal year ended March 31, 2006, in accordance with EITF Issue No. 03-2, Sony recognized a government subsidy of 133,322 million yen which is the net of the amount of the accumulated benefit obligation settled and the plan assets transferred to the government. Sony also recognized a settlement loss of 59,850 million yen, the amount of which is the net of 100,253 million yen of unrecognized losses related to the substitutional portion and 40,403 million yen for the derecognition of previously accrued salary progression. The net gain of 73,472 million yen is included in selling, general and administrative expenses.

Several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.

In September 2006, the FASB issued FAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which requires an employer to fully recognize the over-funded or under-funded status of its pension and other postretirement benefit plans as an asset or liability in its financial statements. In addition, the company is required to recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. As of March 31, 2007, Sony adopted FAS No. 158 on a prospective basis and as a result, recognized the funded status of each applicable plan on the balance sheet. The initial impact of adopting FAS No. 158 was a 9,508 million yen reduction in accumulated other comprehensive income, net of tax. Previously established additional minimum liabilities and related intangible assets were derecognized upon the adoption of FAS No. 158.

The effect of adopting FAS No.158 on the individual line items on the balance sheet as of March 31, 2007 was as follows:

	Before Adoption of FAS No. 158	Adjustments	After Adoption of FAS No. 158

Intangibles Other assets Deferred income tax assets	114 2,198 22,214	(114) (1,711) 5,412	0 487 27,626

Other current liabilities	6,067	489	6,556
Accrued pension and severance costs	157,047	8,269	165,316
Other long term liabilities	14,138	2,850	16,988
Deferred income tax liabilities	41	1,487	1,528

Accumulated other comprehensive income (loss)	(61,951)	(9,508)	(71,459)

The components of net periodic benefit costs for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Service cost	26,561	27,175	27,049
Interest cost	16,504	13,494	14,603
Expected return on plan assets	(17,290)	(17,299)	(19,763)
Amortization of net transition asset	(104)	―	―
Recognized actuarial loss	14,393	10,072	10,173
Amortization of prior service costs	(10,229)	(10,321)	(10,334)
Settlement loss resulting from the transfer of the substitutional portion	59,850	―	―
Net periodic benefit costs	89,685	23,121	21,728

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Service cost	6,852	7,664	6,321
Interest cost	8,318	10,179	10,963
Expected return on plan assets	(7,112)	(9,123)	(10,166)
Amortization of net transition asset	21	27	29
Recognized actuarial loss	1,674	2,536	1,647
Amortization of prior service costs	(240)	(295)	(298)
Losses (gains) on curtailments and settlements	915	120	(100)
Net periodic benefit costs	10,428	11,108	8,396

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 12,426 million yen, 10,563 million yen and 27 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	619,869	636,541	194,169	216,880
Service cost	27,175	27,049	7,664	6,321
Interest cost	13,494	14,603	10,179	10,963
Plan participants’ contributions	－	－	557	555
Amendments	(1,693)	36	(898)	(24)
Actuarial (gain) loss	(7,053)	4,187	4,693	(13,131)
Foreign currency exchange rate changes	－	－	9,040	(24,936)
Curtailments and settlements	－	－	－	(308)
Benefits paid	(15,251)	(15,394)	(8,524)	(7,681)
Benefit obligation at end of the fiscal year	636,541	667,022	216,880	188,639

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	489,328	519,260	104,394	145,788
Actual return on plan assets	4,199	(43,019)	14,393	6,207
Foreign currency exchange rate changes	－	－	13,268	(18,124)
Employer contribution	37,032	34,189	21,820	6,382
Plan participants’ contributions	－	－	557	555
Curtailments and settlements	－	－	(120)	(100)
Benefits paid	(11,299)	(12,268)	(8,524)	(6,995)
Fair value of plan assets at end of the fiscal year	519,260	498,162	145,788	133,713

Funded status at end of year	(117,281)	(168,860)	(71,092)	(54,926)

Amounts recognized in the consolidated balance sheet consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008
Noncurrent assets	14	478	473	1,859
Current liabilities	－	－	(6,556)	(2,114)
Noncurrent liabilities	(117,295)	(169,338)	(65,009)	(54,671)
Ending Balance	(117,281)	(168,860)	(71,092)	(54,926)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008
Prior service cost (credit)	(127,106)	(116,768)	(1,403)	(999)
Net actuarial loss (gain)	200,618	242,145	38,474	19,691
Obligation (asset) existing at transition	－	－	343	258
Ending Balance	73,512	125,377	37,414	18,950

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Accumulated benefit obligations	635,603	662,976	181,356	148,419

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Projected benefit obligations	638,560	666,065	187,637	152,016
Accumulated benefit obligations	634,847	661,657	171,735	135,079
Fair value of plan assets	518,375	496,674	136,361	123,689

Weighted-average assumptions used to determine benefit obligations as of March 31, 2007 and 2008 were as follows:

Japanese plans:

	March 31
	2007	2008

Discount rate	2.3%	2.3%
Rate of compensation increase	2.5	2.5

Foreign plans:

	March 31
	2007	2008

Discount rate	5.3%	5.7%
Rate of compensation increase	3.6	3.9

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

Japanese plans:

	Fiscal year ended March 31
	2006	2007	2008

Discount rate	2.3%	2.2%	2.3%
Expected return on plan assets	3.5	3.7	4.0
Rate of compensation increase	3.3	3.2	2.5

Foreign plans:

	Fiscal year ended March 31
	2006	2007	2008

Discount rate	5.4%	5.1%	5.3%
Expected return on plan assets	7.8	7.3	7.1
Rate of compensation increase	3.7	3.6	3.6

As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.

Following FAS No. 132(R), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2007 and 2008 were as follows:

Japanese plans:

	March 31
	2007	2008

Equity securities	38.6%	30.2%
Debt securities	48.6	53.3
Cash	5.3	5.9
Other	7.5	10.6
Total	100.0%	100.0%

Foreign plans:

	March 31
	2007	2008

Equity securities	69.0%	66.2%
Debt securities	18.4	21.1
Real estate	6.3	5.4
Other	6.3	7.3
Total	100.0%	100.0%

For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2008, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 34 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2009.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions

Fiscal year ending March 31,
2009	21,344	8,385
2010	25,840	7,687
2011	29,481	8,247
2012	30,834	8,802
2013	32,149	9,756
2014 – 2018	183,700	59,946

15. Stockholders' equity

(1) Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2006, 2007 and 2008 have resulted from the following:

Number of shares
Balance at March 31, 2005	997,211,213
Conversion of convertible bonds	484,200
Conversion of subsidiary tracking stock	3,452,808
Exercise of stock acquisition rights	531,443
Balance at March 31, 2006	1,001,679,664
Conversion of convertible bonds	197,700
Exercise of stock acquisition rights	1,019,900
Balance at March 31, 2007	1,002,897,264
Conversion of convertible bonds	37,800
Exercise of stock acquisition rights	1,305,300
Exercise of warrants	203,000
Balance at March 31, 2008	1,004,443,364

At March 31, 2008, 58,634,333 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Company Law by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with Japanese Company Law. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2006, 2007 and 2008.

(2) Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2008 was 1,035,711 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2008, including cash dividends for the six-month period ended March 31, 2008, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 14, 2008 and was then recorded in the statutory books of account, in accordance with the Japanese Company Law.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 102,216 million yen and 104,140 million yen at March 31, 2007 and 2008, respectively.

(3) Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2006, 2007 and 2008 is comprised of the following:

		Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2006:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	125,263	(45,633)	79,630
Less : Reclassification adjustment included in net income	(64,953)	23,458	(41,495)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	14,888	(7,023)	7,865
Less : Reclassification adjustment included in net income	(12,597)	5,173	(7,424)
Minimum pension liability adjustment	88,941	(38,735)	50,206
Foreign currency translation adjustments -
Translation adjustments arising during the period	143,888	(3,415)	140,473
Less : Reclassification adjustment included in net income	(17)	-	(17)

Other comprehensive income	295,413	(66,175)	229,238

For the fiscal year ended March 31, 2007:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	6,242	721	6,963
Less : Reclassification adjustment included in net income	(34,416)	12,745	(21,671)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	10,786	(3,879)	6,907
Less : Reclassification adjustment included in net income	(10,056)	4,123	(5,933)
Minimum pension liability adjustment	(8,160)	5,406	(2,754)
Foreign currency translation adjustments -
Translation adjustments arising during the period	88,957	(2,644)	86,313

Other comprehensive income	53,353	16,472	69,825

		Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2008:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period *	13,437	(3,081)	3,043
Less : Reclassification adjustment included in net income	(28,414)	10,204	(18,210)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	(2,588)	781	(1,807)
Less : Reclassification adjustment included in net income	(559)	70	(489)
Pension liability adjustment *	(33,401)	7,900	(26,103)
Foreign currency translation adjustments -
Translation adjustments arising during the period	(219,391)	6,231	(213,160)
Less : Reclassification adjustment included in net income	692	-	692

Other comprehensive income	(270,224)	22,105	(256,034)

*Amounts allocable to the noncontrolling interests in the equity of a subsidiary are deducted from the net-of-tax amount for unrealized holding gains (losses) and the pension liability adjustment arising during the period.

During the fiscal year ended March 31, 2006 and 2008, gains of 17 million yen and losses of 692 million yen, respectively, of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.

16. Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1) Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Company Law of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

     The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2006, 2007 and 2008 were 1,585 yen, 1,770 yen and 1,839 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2007 and 2008, and the pro-forma impact on net income for the fiscal year ended March, 31 2006 were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
Weighted-average assumptions	2006		2007		2008

Risk-free interest rate	2.90%		3.28%		3.04%
Expected lives	6.14	years	6.30	years	6.10	years
Expected volatility	39.50%		34.17%		30.48%
Expected dividends	0.61%		0.53%		0.47%

     Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2008.

	Fiscal year ended March 31
	2008
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	10,298,600	4,461
Granted	2,380,600	5,475
Exercised	(1,305,300)	4,276
Forfeited or expired	(172,700)	4,531

Outstanding at end of the fiscal year	11,201,200	4,327	7.59	986
Exercisable at end of the fiscal year	6,017,000	4,116	6.48	743

     The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2006, 2007 and 2008 was 383 million yen, 1,622 million yen and 2,643 million yen, respectively.

     Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2008.

	Fiscal year ended March 31
	2008
	Number of Shares	Weighted- average Grant-date Fair value
		Yen
Outstanding at beginning of the fiscal year	5,502,300	1,625
Granted	2,380,600	1,839
Vested	(2,574,400)	1,550
Forfeited or expired	(124,300)	1,632

Outstanding at end of the fiscal year	5,184,200	1,760

     As of March 31, 2008, there was 4,433 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.89 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2006, 2007 and 2008 was 4,182 million yen, 3,670 million yen and 3,927 million yen, respectively.

     The total cash received from exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2006, 2007 and 2008 was 4,681 million yen, 5,566 million yen and 7,484 million yen, respectively. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans totaled 152 million yen and 318 million yen for the fiscal years ended March 31, 2006 and 2008, respectively. There was no actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal year ended March 31, 2007.

(2) Convertible Bond plan:

     Sony has an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

     Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2008.

	Fiscal year ended March 31
	2008
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	1,735,300	9,008
Exercised	(37,800)	6,931
Expired	(42,300)	8,256

Outstanding at end of the fiscal year	1,655,200	9,075	3.24	-
Exercisable at end of the fiscal year	1,655,200	9,075	3.24	-

     There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2006, 2007 and 2008. The total intrinsic value of shares exercised under the convertible bond plan during the fiscal years ended March 31, 2006, 2007 and 2008 was 122 million yen, 73 million yen and 17 million yen, respectively. All shares under the convertible bond plan were exercisable as of March 31, 2008.

(3) Stock appreciation rights (“SARs”) plan:

Sony granted SARs in the United States of America for selected employees. Under the terms of these plans, employees upon exercise of such rights receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to ten years from the date of grant.

     There were no SARs granted during the fiscal years ended March 31, 2006, 2007 and 2008. As of March 31, 2008, there were 94,050 SARs outstanding and the weighted-average exercise price was 8,261 yen. All SARs were exercisable as of March 31, 2008.

     As all outstanding SARs were fully vested upon the adoption of FAS No.123(R), compensation expense for the SARs continues to be accounted for under the intrinsic value method in which compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which was the method used under FAS No. 123. SAR compensation expense for the fiscal years ended March 31, 2006, 2007 and 2008 was insignificant.

(4) Warrant plan:

Sony had an equity-based compensation plan using unsecured bonds with detachable warrants that ended during the fiscal year ended March 31, 2008. Upon issuance of the unsecured bonds, Sony Corporation purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees could purchase shares of Sony Corporation common stock, the number of which was designated by each plan. The warrants generally vested ratably over a period of three years, and were exercisable up to six years from the date of grant. During the fiscal year ended March 31, 2008, warrants to purchase 203,000 shares at a weighted average exercise price of 6,039 yen were exercised. The total intrinsic value of the shares exercised was 70 million yen. There were no warrants exercised during the fiscal years ended March 31, 2006 and 2007. There were no outstanding warrants at March 31, 2008 as the remaining outstanding warrants to purchase 942,900 shares under this plan expired during the fiscal year ended March 31, 2008. There were no warrants granted during the fiscal years ended March 31, 2006, 2007 and 2008.

17. Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment and All Other. For the fiscal years ended March 31, 2006, 2007 and 2008, Sony recorded total restructuring charges of 138,692 million yen, 38,770 million yen and 47,273 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2006, 2007 and 2008, Sony recorded total restructuring charges of 125,802 million yen, 37,421 million yen and 45,635 million yen, respectively, within the Electronics segment. Significant restructuring activities are as follows:

Downsizing of CRT TV display operations -

Due to the worldwide market shrinkage and demand shift from CRT displays to LCD panel displays, Sony has implemented a worldwide plan to rationalize production facilities of CRT TV display and has been downsizing its business over several years.

During the fiscal year ended March 31, 2006, Sony continued to restructure its CRT TV operations. As part of this restructuring program, Sony made a decision to discontinue certain CRT TV display manufacturing operations in the U.S. Restructuring charges totaling 32,488 million yen consisted of personnel related costs of 1,962 million yen and non-cash equipment impairment, disposal and other costs of 30,526 million yen. Of the total restructuring charges, 6,982 million yen was recorded in cost of sales, and 25,506 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. In addition, Sony recorded a non-cash impairment charge of 2,856 million yen for CRT TV display manufacturing facilities located in Southeast Asia.

In the fiscal year ended March 31, 2007, as part of this restructuring program, Sony recorded a non-cash impairment charge of 1,670 million yen for CRT TV display manufacturing facilities located in the U.S. The impairment charges were calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charges were recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

During the fiscal year ended March 31, 2008, as part of this restructuring program, Sony recorded restructuring charges totaling 4,464 million yen for the CRT TV display manufacturing facilities located in the U.S. and Southeast Asia. Restructuring charges consisted mainly of inventory write downs and personnel related costs. Of the total restructuring charges, 3,688 million yen was recorded in cost of sales in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2008 and the remaining liability balance as of March 31, 2008 was 1,146 million yen which is expected to be paid during the fiscal year ending March 31, 2009.

Termination of LCD rear-projection televisions operations -

Due to a significant decline in the business conditions of the European LCD rear-projection television industry, Sony made a decision during the fiscal year ended March 31, 2007, to discontinue LCD rear-projection television production in Europe. Restructuring charges totaling 3,844 million yen consisted of inventory write downs and accruals for supplier claims. Of the total restructuring charges, 3,782 million yen was recorded in cost of sales in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2007 and all liabilities were paid as of March 31, 2008.

During the fiscal year ended March 31, 2008, Sony continued the restructuring of its LCD rear-projection television business. Due to the continued downsizing of the worldwide LCD rear-projection market, Sony made the decision to discontinue its worldwide LCD rear-projection television business during the fiscal year ended March 31, 2008. Restructuring charges totaling 19,732 million yen consisted mainly of inventory write downs and disposal or impairment of assets. Of the total restructuring charges, 11,947 million yen was recorded in cost of sales and 6,730 million yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2008 and the remaining liability balance as of March 31, 2008 was 1,620 million yen which is expected to be paid during the fiscal year ending March 31, 2009.

Retirement Programs -

In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 45,116 million yen, 9,704 million yen and 11,035 million yen for the fiscal years ended March 31, 2006, 2007 and 2008, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statement of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2008 was 9,399 million yen and will be paid throughout the fiscal year ending March 31, 2009. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

All Other (Music Business)

Sony has recorded restructuring charges of 346 million yen, 1,329 million yen and 813 million yen for the fiscal years ended March 31, 2006, 2007 and 2008, respectively, for the Music Business in Japan, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statement of income.

All Other (U.S. Entertainment Complex)

As part of its efforts to restructure and eliminate certain non-core businesses, Sony reached an agreement to sell a U.S. entertainment complex in March 2006. As a result, Sony recorded an impairment charge of 8,522 million yen. The impairment charge was based on the negotiated sales price of the complex, and was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statement of income.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals	Other associated costs	Total

Balance at March 31, 2005	14,985	-	5,301	20,286

Restructuring costs	48,255	76,999	13,438	138,692
Non-cash charges	-	(76,999)	-	(76,999)
Cash payments	(42,152)	-	(7,929)	(50,081)
Adjustments	(1,227)	-	3	(1,224)

Balance at March 31, 2006	19,861	-	10,813	30,674

Restructuring costs	10,790	15,467	12,513	38,770
Non-cash charges	-	(15,467)	-	(15,467)
Cash payments	(23,052)	-	(14,705)	(37,757)
Adjustments	(152)	-	1,277	1,125

Balance at March 31, 2007	7,447	-	9,898	17,345

Restructuring costs	12,627	25,937	8,709	47,273
Non-cash charges	-	(25,937)	-	(25,937)
Cash payments	(8,339)	-	(11,926)	(20,265)
Adjustments	(842)	-	(1,012)	(1,854)

Balance at March 31, 2008	10,893	-	5,669	16,562

18. Research and development costs, advertising costs and shipping and handling costs

(1) Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2006, 2007 and 2008 were 531,795 million yen, 543,937 million yen and 520,568 million yen, respectively.

(2) Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2006, 2007 and 2008 were 419,508 million yen, 505,462 million yen and 468,674 million yen, respectively.

(3) Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2006, 2007 and 2008 were 114,500 million yen, 120,442 million yen and 136,506 million yen, respectively, which included the internal transportation costs of finished goods.

19. Significant transactions

(1) Gain on change in interest in subsidiaries and equity investees

In June 2005, So-net sold 17,935 shares of So-net M3 Inc., at 694,600 yen per share with a total value of 12,458 million yen. As a result of this sale, Sony recorded an 11,979 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 74.8% to 60.8%.

     In June 2005, So-net sold 7,000 shares of DeNA Co., Ltd. at 863,040 yen per share with a total value of 6,041 million yen. In March 2006, DeNA Co., Ltd. issued 14,300 shares at 314,138 yen per share with a total value of 4,492 million yen in connection with its private offering. As a result of these transactions, Sony recorded an 821 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 5,817 million yen gain on the sale of its shares of DeNA Co., Ltd. These transactions reduced Sony’s ownership interest from 24.8% to 19.1%.

     In September 2005, Sony Corporation sold 230,000 shares of Monex Beans Holdings, Inc. at 119,040 yen per share with a total value of 27,379 million yen. As a result of this sale, Sony recorded a 20,590 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 20.1% to 10.3%.

In December 2005, So-net issued 20,000 shares at 320,960 yen per share with a total value of 6,419 million yen in connection with its initial public offering. Sony Corporation and Sony Finance International Inc., which had owned 82.6% and 17.4% interests in So-net, respectively, sold 66,000 shares and 4,000 shares of So-net, respectively, at 320,960 yen per share with a total value of 22,467 million yen. In January 2006, Sony Corporation sold 12,000 shares of So-net at 320,960 yen per share with a total value of 3,852 million yen. As a result of these transactions, Sony recorded a 4,226 million yen on gain on issuance of stock by So-net and provided deferred taxes on this gain. In addition, Sony recorded a 17,321 million yen gain on the sale of its shares of So-net. These transactions reduced Sony’s ownership interest from 100% to 60.1%.

     In addition to the above transactions, for the fiscal year ended March 31, 2006, Sony recognized 80 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 60,834 million yen.

     In June 2006, Sony sold 51.0% of its ownership interest in StylingLife Holdings Inc., a holding company covering six retail companies within Sony Group previously included within All Other. In November 2006, Sony sold an additional portion of its ownership interest in StylingLife Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 22.5%. As a result of this sale, Sony recorded a 27,398 million yen gain and provided deferred taxes on this gain.

     In addition to the above transaction, for the fiscal year ended March 31, 2007, Sony recognized 4,111 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 31,509 million yen.

     In October 2007, Sony Financial Holdings Inc. issued 75,000 shares at 384,000 yen per share with a total value of 28,800 million yen in connection with its initial public offering. Sony Corporation sold 725,000 shares of Sony Financial Holding Inc., at 384,000 yen per share with a total value of 278,400 million yen. In November 2007, Sony Corporation sold 70,000 shares of Sony Financial Holding Inc., at 384,000 yen per share with a total value of 26,880 million yen. As a result of these transactions, Sony recorded a 7,010 million yen gain on issuance of stock by Sony Financial Holdings Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 74,030 million yen gain on the sale of its shares of Sony Financial Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 60.0%.

     In addition to the above transaction, for the fiscal year ended March 31, 2008, Sony recognized 1,015 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 82,055 million yen.

These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

(2) Other significant transactions

     During the fiscal years ended March 31, 2007 and March 31, 2008, Sony sold portions of the site of its former headquarters and recorded gains of 21,700 million yen and 60,683 million yen, respectively.

     In March 2008, Sony sold a portion of its semiconductor operations in Nagasaki, Japan, including machinery and equipment for 90,868 million yen and recorded a gain of 15,600 million yen. As of March 31, 2008, the total sales amount was recorded in other current assets, of which 45,434 million yen was received in April 2008 and the remaining 45,434 million yen is scheduled to be received in June 2008.

     In March 2008, Sony sold the urban entertainment complex “The Sony Center am Potsdamer Plats” in Berlin, Germany for 81,962 million yen and recorded a gain of 10,008 million yen, of which 66,389 million yen was received in March 2008 and the remaining 15,573 million yen is scheduled to be received in March 2009.

20. Income taxes

Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	243,927	174,689	454,724
Foreign subsidiaries	42,402	(72,652)	11,593

	286,329	102,037	466,317

Income taxes - Current:
Sony Corporation and subsidiaries in Japan	55,154	51,395	76,127
Foreign subsidiaries	41,246	15,686	107,311

	96,400	67,081	183,438

Income taxes - Deferred:
Sony Corporation and subsidiaries in Japan	105,938	27,331	53,124
Foreign subsidiaries	(25,823)	(40,524)	(33,084)

	80,115	(13,193)	20,040

Total income tax expense	176,515	53,888	203,478

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2006	2007	2008

Statutory tax rate	41.0%	41.0%	41.0%

Increase (reduction) in taxes resulting from:
Non deductible expenses	0.9	12.2	0.8
Income tax credits	(1.3)	(28.8)	(6.2)
Change in valuation allowances	21.6	(2.9)	(4.3)
Change in deferred tax liabilities on undistributed earnings of foreign affiliates	4.5	12.8	2.9
Lower tax rate applied to life and non-life insurance business in Japan	(3.2)	(4.0)	(0.2)
Foreign income tax differential	(1.4)	13.1	(2.5)
Adjustments to tax accrual and reserves	(1.2)	4.9	0.3
Capital gains on the sale of shares of Sony Financial Holdings, Inc.	-	-	8.2
Other	0.7	4.5	3.6

Effective income tax rate	61.6%	52.8%	43.6%

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2007	2008
Deferred tax assets:
Operating loss carryforwards for tax purposes	174,685	99,245
Accrued pension and severance costs	97,791	112,100
Film costs	54,881	39,449
Warranty reserve and accrued expenses	87,775	79,572
Future insurance policy benefits	40,784	27,037
Accrued bonus	24,723	24,976
Inventory - intercompany profits and write-down	80,580	57,186
Depreciation	31,519	32,403
Tax credit carryforwards	54,075	56,339
Reserve for doubtful accounts	6,312	4,961
Impairment of investments	50,582	60,495
Deferred revenue in the Pictures segment	28,476	16,888
Other	92,069	153,001
Gross deferred tax assets	824,252	763,652
Less: Valuation allowance	(174,408)	(119,624)
Total deferred tax assets	649,844	644,028

Deferred tax liabilities:
Insurance acquisition costs	(143,329)	(143,688)
Unbilled accounts receivable in the Pictures segment	(55,680)	(47,076)
Unrealized gains on securities	(50,273)	(50,463)
Intangible assets acquired through stock exchange offerings	(33,067)	(32,328)
Undistributed earnings of foreign subsidiaries and affiliates	(97,429)	(104,780)
Other	(85,471)	(114,646)
Gross deferred tax liabilities	(465,249)	(492,981)

Net deferred tax assets	184,595	151,047

     The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were increases of 61,789 million yen and 23,509 million yen for the fiscal years ended March 31, 2006 and 2007, respectively, and a decrease of 54,784 million yen for the fiscal year ended March 31, 2008. The increase during the fiscal year ended March 31, 2006 resulted from a provision for additional valuation allowances due to continued losses recorded by Sony Corporation and certain subsidiaries, mainly in the electronics business. The increase during the fiscal year ended March 31, 2007 resulted from a provision for additional valuation allowances due to continued losses recorded by certain subsidiaries, mainly in the electronics business. The decrease during the fiscal year ended March 31, 2008 is the result of improved and sustainable profitability at entities in certain tax jurisdictions where the deferred tax assets are now considered more likely than not to be realized.

     Although Sony Computer Entertainment Inc. (“SCEI”), Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Limited (“SCEE”) have recorded cumulative losses in recent years, Sony concluded that it is more-likely-than-not that SCEI’s, SCEA’s and SCEE’s deferred tax assets will be fully realized based on the consideration of both positive and negative evidence, including the Game segment’s projected income from operating activities and the existence of qualifying tax-planning strategies within the meaning of FAS No. 109.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2007	2008

Current assets - Deferred income taxes	243,782	237,073
Other assets - Deferred income taxes	216,997	198,666
Current liabilities - Other	(15,082)	(16,092)
Long-term liabilities - Deferred income taxes	(261,102)	(268,600)

Net deferred tax assets	184,595	151,047

     At March 31, 2008, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 1,013,314 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2008 for such temporary differences can not be determined.

     At March 31, 2008, operating loss carryforwards totaled 522,089 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions.  With the exception of 55,908 million yen with no expiration period, the total operating loss carryforwards expire at various dates primarily up to 7 years.

Tax credit carryforwards for tax purposes at March 31, 2008 amounted to 56,339 million yen. With the exception of 8,835 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

Yen in millions
March 31
2008

Balance at March 31, 2007	223,857

Reductions for tax positions of prior years	(51,669)

Additions for tax positions of prior years	74,809

Additions based on tax positions related to the current year	73,940

Settlements	(9,344)

Lapse in statute of limitations	(1,969)

Foreign currency translation adjustments	(27,526)

Balance at March 31, 2008	282,098

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	107,437

     The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Game and Electronics segments with respect to their intercompany cross-border transactions.  These APAs include agreements between Sony and two domestic or foreign taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Because these are government to government negotiations, it is reasonably possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

     During the fiscal year ended March 31, 2008, Sony recorded 260 million yen of interest expense and reversed 204 million yen of penalties. At March 31, 2008, Sony has recorded liabilities of 8,159 and 3,492 million yen for the payments of interest and penalties, respectively.

     Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by both Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, Sony does not expect that change to have a significant impact on Sony’s financial position or results of operations.

     Sony remain subject to examination by Japanese taxing authorities for tax years from 2001 through 2007, and by U.S. and other foreign taxing authorities for tax years from 1998 through 2007.

21. Reconciliation of the differences between basic and diluted net income per share

(1)	Net income allocated to each class of stock:

	Yen in millions
	Fiscal year ended March 31,
	2006	2007	2008

Net income allocated to common stock	122,308	126,328	369,435
Net income allocated to subsidiary tracking stock	1,308	-	-
Net income	123,616	126,328	369,435

As discussed in Note 2, the earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stockholders’ economic interest.

     As discussed in Note 2, on October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of the subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of the subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005. The accumulated gains of SCN used for computation of net income per share attributable to subsidiary tracking stock were 8,578 million yen as of November 30, 2005.

(2) EPS attributable to common stock:

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008
Net income allocated to common stock	122,308	126,328	369,435
Effect of dilutive securities:
Subsidiary tracking stock	(29)	-	-
Net income allocated to common stock for diluted EPS computation	122,279	126,328	369,435

	Thousands of shares

Weighted-average shares	997,781	1,001,403	1,003,001
Effect of dilutive securities:
Warrants and stock acquisition rights	915	2,413	2,944
Convertible bonds	47,468	46,355	46,267
Weighted-average shares for diluted EPS computation	1,046,164	1,050,171	1,052,212

	Yen

Basic EPS	122.58	126.15	368.33

Diluted EPS	116.88	120.29	351.10

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during each fiscal year, were 10,483 thousand shares, 10,541 thousand shares and 9,542 thousand shares for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

Stock options issued by affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2006, 2007 and 2008, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.

(3) EPS attributable to subsidiary tracking stock:

As discussed, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, net income per share of the subsidiary tracking stock for the fiscal year ended March 31, 2006 was not presented.

22. Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production and the U.S. based music publishing business. The FASB issued FIN No. 46 (revised), “Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51”, which requires the consolidation or disclosure of VIEs. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony leases the headquarters of its U.S. subsidiary from a VIE. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for 255 million U.S. dollars. The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. There is no recourse to the creditors outside of Sony.

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollars bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. As of March 31, 2008, there were no amounts outstanding under the bank credit facility and the third party investors have been repaid their entire 95 million U.S. dollar investment.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE.  The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use.  Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits.  In addition, the third party investor receives a guaranteed annual dividend of up to 11 million U.S. dollars through September 30, 2011. In connection with the December 2007 refinancing of the third party investor’s debt obligations, Sony has issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor.  The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in December 2007.  The trusts are also VIEs in which Sony has had significant variable interests since establishment, but is not the primary beneficiary. The assets held by the trust consist of the third party investor's 50% ownership interest in the music publishing subsidiary.  At March 31, 2008, the fair value of the assets held by the trust exceeded 300 million U.S. dollars. Also in connection with the refinancing of the third party investor’s obligation, Sony has agreed to indemnify certain other creditors of the third party investors for any settlement payment up to 29.7 million U.S. dollars arising from a certain lawsuit filed against the third party investor. Should Sony make any payment arising from the indemnification, Sony can recoup the total amount of the repayment from the proceeds generated from certain of the third party investor’s music related assets.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM is a VIE. However, MGM is not consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE as Sony absorbs less than 50% of expected losses and does not have the right to receive greater than 50% of expected residual returns. MGM continues to operate as a private company and continues to engage in the production and distribution of film content. Through its current ownership of MGM’s common stock, Sony recorded 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM, nor has it otherwise committed to provide further financial support to MGM, Sony did not record its share of MGM’s net losses during the year-ended March 31, 2008.

On December 30, 2005, a subsidiary in the Pictures segment entered into a production/co-financing agreement with a VIE to co-finance 11 films that were released over the 15 months ended March 31, 2007. The subsidiary received 376 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On April 28, 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance additional films. Eight films are anticipated to be released under this financing arrangement. The subsidiary will receive approximately 190 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As of March 31, 2008, seven co-financed films have been released by the subsidiary and 110 million U.S. dollars has been received from the VIE under this agreement. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On January 19, 2007, the subsidiary entered into a third production/co-financing agreement with a VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the VIE that the VIE will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2008, no films of the subsidiary have been funded by this VIE. Similar to the first two agreements, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE.

23. Commitments and contingent liabilities

(1)	Commitments:

A. Loan Commitments

Commitments outstanding at March 31, 2008 totaled to 330,123 million yen. The main components of these commitments are as follows:

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2008, the total unused portion of the line of credit extended under these contracts was 298,823 million yen.

In August 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann AG have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, initially provided for a base commitment of 300 million U.S. dollars and additional incremental borrowings of up to 150 million U.S. dollars. On August 5, 2007, the base commitment decreased to 200 million U.S. dollars. As of March 31, 2008, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2008 was 17,500 million yen.

In September 2007, Sony entered into a second revolving credit agreement with SONY BMG. The Second Credit Agreement, which matures on August 5, 2011, provides for borrowings up to 138 million U.S. dollars. As of March 31, 2008, the joint venture had no borrowings outstanding under the Second Credit Agreement. Accordingly, Sony’s outstanding commitment under the Second Credit Agreement as of March 31, 2008 was 13,800 million yen.

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase Commitments and other

Commitments outstanding at March 31, 2008 amounted to 261,143 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2008, such commitments outstanding were 62,044 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements mainly cover various periods through March 31, 2011. As of March 31, 2008, these subsidiaries were committed to make payments under such contracts of 57,258 million yen.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World CupTM* from 2007 to 2014. As of March 31, 2008, Sony Corporation was committed to make payments under such contract of 22,944 million yen.

* FIFA World CupTM is a registered trademark of FIFA.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions

2009	138,088
2010	33,823
2011	24,454
2012	16,200
2013	13,783
Later years	34,795
Total	261,143

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 49,805 million yen at March 31, 2008. The major components of the contingent liabilities are as follows:

Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly for a period of one year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was 9,762 million yen and was not recorded as of March 31, 2008.

In the second quarter of the fiscal year ended March 31, 2007, Sony recorded a provision for 51,200 million yen that relates to charges incurred as a result of the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. During the fiscal year ended March 31, 2008, a portion of the reserve totaling 15,700 million yen was reversed based on the actual results of recalls and replacements as compared to our original estimates. The remaining provision as of March 31, 2008 was 10,327 million yen.

The European Commission ("EC") issued the Waste Electrical and Electronic Equipment ("WEEE") directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union ("EU"), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the fiscal year ended March 31, 2008, the accrued amounts in respect to the above mentioned WEEE have not been significant. However, since the regulation has not been finally adopted and put into practice in all individual member states, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony's consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Balance at beginning of the fiscal year	44,919	49,470	55,304
Additional liabilities for warranties	48,471	77,418	66,723
Settlements (in cash or in kind)	(45,162)	(72,368)	(58,365)
Changes in estimate for pre-existing warranty reserve	70	(2,954)	(63)
Translation adjustment	1,172	3,738	(3,851)
Balance at end of the fiscal year	49,470	55,304	59,748

24. Business segment information

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation 2, PlayStation 3 and PlayStation Portable game consoles and related software mainly in Japan, the U.S. and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including a music business, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments -

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Sales and operating revenue:
Electronics -
Customers	4,796,061	5,443,336	5,931,708
Intersegment	394,167	629,042	682,102
Total	5,190,228	6,072,378	6,613,810
Game -
Customers	918,252	974,218	1,219,004
Intersegment	40,368	42,571	65,239
Total	958,620	1,016,789	1,284,243
Pictures -
Customers	745,859	966,260	855,482
Intersegment	-	-	2,452
Total	745,859	966,260	857,934
Financial Services -
Customers	720,566	624,282	553,216
Intersegment	22,649	25,059	27,905
Total	743,215	649,341	581,121
All Other -
Customers	329,859	287,599	312,004
Intersegment	81,676	67,525	70,194
Total	411,535	355,124	382,198

Elimination	(538,860)	(764,197)	(847,892)

Consolidated total	7,510,597	8,295,695	8,871,414

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Commencing with the first quarter ended June 30, 2007, Sony has partly realigned its business segment configuration.

In accordance with this change, the results for the fiscal years ended March 31, 2006 and 2007 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Operating income (loss):
Electronics	8,820	160,536	356,030
Game	8,748	(232,325)	(124,485)
Pictures	27,436	42,708	54,011
Financial Services	188,323	84,142	22,633
All Other	18,837	28,871	50,212
Total	252,164	83,932	358,401
Elimination	968	4,557	(5,462)
Unallocated amounts:
Corporate expenses/gains	(26,716)	(16,739)	21,543
Consolidated operating income	226,416	71,750	374,482

Other income	118,455	95,182	149,447
Other expenses	(58,542)	(64,895)	(57,612)

Consolidated income before income taxes	286,329	102,037	466,317

Operating income is sales and operating revenue less costs and operating expenses.

Assets:

	Yen in millions
	March 31
	2007	2008

Total assets:
Electronics	4,068,038	4,140,765
Game	832,791	751,674
Pictures	1,024,591	899,427
Financial Services	4,977,642	5,625,659
All Other	570,051	498,231
Total assets	11,473,113	11,915,756

Elimination	(435,016)	(402,550)
Corporate assets	678,265	1,039,533

Consolidated total	11,716,362	12,552,739

Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Total assets are net of an allowance of approximately 100 billion yen and 50 billion yen at March 31, 2007 and 2008, respectively, to reduce the cost of inventory for PlayStation 3 hardware to its net realizable value.

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Depreciation and amortization:
Electronics	304,561	310,575	323,819
Game	5,087	7,947	10,373
Pictures	7,401	8,464	8,633
Financial Services, including deferred insurance acquisition costs	47,736	56,068	65,268
All Other	12,755	11,406	12,001
Total	377,540	394,460	420,094

Corporate	4,303	5,549	7,916

Consolidated total	381,843	400,009	428,010

Capital expenditures for segment assets:
Electronics	328,625	351,482	306,692
Game	8,405	16,770	5,639
Pictures	10,097	10,970	9,924
Financial Services	4,456	6,836	6,379
All Other	4,186	5,617	2,952
Total	355,769	391,675	331,586

Corporate	28,578	22,463	4,140

Consolidated total	384,347	414,138	335,726

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Audio	536,187	522,879	558,624
Video	1,021,325	1,143,120	1,279,225
Televisions	927,769	1,226,971	1,367,078
Information and Communications	842,537	950,461	1,098,574
Semiconductors	172,249	205,757	228,711
Components	800,716	852,981	847,131
Other	495,278	541,167	552,365

Total	4,796,061	5,443,336	5,931,708

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2006, 2007 and 2008 and long-lived assets as of March 31, 2007 and 2008 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Sales and operating revenue:
Japan	2,203,812	2,127,841	2,056,374
U.S.A.	1,957,644	2,232,453	2,221,862
Europe	1,715,775	2,037,658	2,328,233
Other	1,633,366	1,897,743	2,264,945

Total	7,510,597	8,295,695	8,871,414

	Yen in millions
	March 31
	2007	2008

Long-lived assets:
Japan	1,469,652	1,380,129
U.S.A.	685,255	667,893
Europe	187,768	130,033
Other	171,639	171,210

Total	2,514,314	2,349,265

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2006, 2007 and 2008.

The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2006, 2007 and 2008. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Fiscal year ended March 31
	2006	2007	2008

Sales and operating revenue:
Japan -
Customers	2,288,365	2,242,861	2,165,516
Intersegment	3,265,747	4,349,915	4,691,862
Total	5,554,112	6,592,776	6,857,378
U.S.A. -
Customers	2,197,304	2,553,834	2,528,435
Intersegment	279,203	319,666	381,222
Total	2,476,507	2,873,500	2,909,657
Europe -
Customers	1,575,849	1,843,559	2,168,025
Intersegment	50,400	60,486	70,511
Total	1,626,249	1,904,045	2,238,536
Other -
Customers	1,449,079	1,655,441	2,009,438
Intersegment	1,038,827	1,738,602	1,962,997
Total	2,487,906	3,394,043	3,972,435

Elimination	(4,634,177)	(6,468,669)	(7,106,592)

Consolidated total	7,510,597	8,295,695	8,871,414

Operating income:
Japan	230,473	167,448	314,359
U.S.A.	11,291	(94,005)	(51,105)
Europe	(25,101)	(62,425)	(22,421)
Other	41,953	76,282	110,121
Corporate and elimination	(32,200)	(15,550)	23,528

Consolidated total	226,416	71,750	374,482

25. Subsequent event

On April 22, 2008, Sony entered into an agreement to acquire Gracenote, Inc. for a cash payment of approximately 260 million U.S. dollars plus other contingent consideration. Gracenote provides technology and services for digital media identification, enrichment and recommendation for the Internet, consumer electronics, mobile and automotive markets. The closing of this transaction occurred on June 2, 2008.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Corporate Executive Officer, Executive Vice President and Chief Financial Officer

Dated: June 3, 2008